SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): **October 28, 2009**

SINGLE TOUCH SYSTEMS INC.
(Exact name of registrant as specified in its charter)

Delaware	33-73004	13-4122844
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2235 Encinitas Blvd, Suite 210 Encinitas, California	92024
(Address of principal executive offices)	(Zip Code)

(760) 438-0100
(Registrant's telephone number, including area code)

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(Former name and former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[　] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[　] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[　] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[　] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02 – Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Effective October 28, 2009, Single Touch Systems, Inc. (STS) has accepted the resignation of Thomas W. Hovasse as Secretary of STS. Mr. Hovasse's resignation was not related to any disagreement on any matter relating to the Company's operations, policies or practices.

Mr. Hovasse will be leaving the Company to pursue a professional coaching opportunity.

A replacement for the Secretary role at STS has not been identified and will be assumed by the President until the Board of Directors makes an appointment.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SINGLE TOUCH SYSTEMS INC.

By: s\ Anthony Macaluso
Name: Anthony Macaluso
Title: President

Dated: November 3, 2009